Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy’s updated corporate strategy increases shareholder returns and accelerates reductions in GHG emissions with an objective to be net-zero by 2050

All financial figures are in Canadian dollars, unless noted otherwise

Calgary, Alberta (May 26, 2021) – In alignment with its Purpose to provide trusted energy that enhances people’s lives while caring for each other and the earth, Suncor today will share its updated strategy focused on increasing shareholder returns and accelerating its progress in reducing GHG emissions with an objective to be net-zero by 2050.

The strategy is underpinned by Suncor’s principles of operational excellence and capital discipline. Suncor will focus its planned $5 billion annual capital spend through 2025 on optimizing its integrated value chain and sustaining the base business, while improving its cost and carbon competitiveness, and growing low-carbon businesses, which is expected to deliver an annual $2 billion of incremental free funds flow to the business by 2025. This planned free funds flow growth will be focused on returning significant value to shareholders through increased dividends, ongoing share buybacks and fortifying the balance sheet through continued debt reduction. In addition, the strategy includes a goal to be a net-zero GHG emissions company by 2050 and substantially contribute to society’s net-zero goals; and a plan to sustain our world-class ESG (Environmental, Social and Governance) performance and disclosure while being recognized as a leader in sustainability.

“For decades, Suncor has been evolving and growing its business – transforming a budding oil sands resource into one of the world’s most reliable and ESG-leading oil basins in the world,” said Mark Little, Suncor president and chief executive officer. “We will continue to produce oilsands for many decades to come, driving significant shareholder returns and value, and delivering further emissions reductions on our journey to net-zero by 2050.”

By 2030, Suncor expects to reduce greenhouse gas emissions by 10 megatonnes (MT) per year across its energy value chain. The company’s emissions were approximately 29 MT per year in 2019. Suncor plans to accomplish this by reducing emissions in its base business – expanding in areas where the company has existing expertise and where it can continue to lower the cost and carbon profile of the existing base business and assets – and at the same time growing its renewable fuels, electricity, and hydrogen businesses. This includes Suncor helping its customers contribute to a net-zero world by providing them with cleaner energy choices such as renewable fuels and the Petro-Canada™ Electric Highway.

Suncor continues its evolution to create a stronger, more resilient and competitive company and is confident it can significantly increase returns to investors while progressing to net-zero and meet growing energy needs. The updated strategy builds on the company’s unique advantages: unparalleled energy expertise; long-life, low-decline resource; integrated business; connection to customers; long history of embracing technological change and innovation; decades-long sustainability journey; and strong relationships with stakeholders.

More details on the strategy will be shared at Suncor’s Investor Day, which begins today at 8:00 a.m. MT (10:00 a.m. ET). Investor Day materials will be available at 6:00 a.m. MT (8:00 a.m. ET) by visiting https://www.suncor.com/en-ca/investor-centre/investor-day-2021.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Legal Advisory – Forward-Looking Information and Non-GAAP Measures

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s Purpose and updated strategy which is focused on increasing shareholder returns and accelerating its progress in reducing GHG emissions with an objective to be net-zero by 2050; Suncor's expectation that it will focus its planned $5 billion annual capital spend through 2025 on optimizing its integrated value chain and sustaining the base business, while improving its cost and carbon competitiveness, and growing low carbon businesses, and its expectation that this will deliver an annual $2 billion of incremental free funds flow to the business by 2025; Suncor's belief that its planned free funds flow growth will be focused on returning significant value to shareholders through increased dividends, ongoing share buybacks and fortifying the balance sheet through continued debt reduction; statements about Suncor's goal to be a net-zero GHG emissions company by 2050 and substantially contribute to society's net-zero goals and its plan to sustain its ESG performance and disclosure while being recognized as a leader in sustainability; Suncor's belief that it will continue to produce oilsands for many decades to come, driving significant shareholder returns and value, and delivering further emissions reductions on our journey to net-zero by 2050 and the basis for such belief; Suncor's expectation that, by 2030, it will reduce greenhouse gas emissions by 10 MT per year across its energy value chain, from approximately 29 MT per year in 2019 and its plans on how it will achieve this; and Suncor's belief that it can significantly increase returns to investors while progressing to net-zero and meet growing energy needs and the reasons for this belief. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All dividends are at the discretion of Suncor's Board of Directors.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s most recently filed Management’s Discussion & Analysis (MD&A), its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Free funds flow is not prescribed by GAAP and does not have a standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Free funds flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free funds flow is included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors. See the “Non-GAAP Financial Measures Advisory” section of the most recently filed MD&A.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com